News Release
TSX:RMX | NYSE-MKT:RBY
July 16, 2012

Rubicon Minerals Provides Drilling Update for F2 Gold System,
Phoenix Gold Project, Red Lake, Ontario

Highlights include:
55.8 g/t gold over 2.0 metres, 18.9 g/t gold over 5.0 metres, 25.3 g/t gold over 3.0 metres and 198.6 g/t gold over 1.0 metre

Rubicon Minerals Corporation (TSX:RMX | NYSE-MKT:RBY) (“Rubicon”) is pleased to provide an update of exploration activities conducted at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district. Following the successful completion of its underground infill drilling programs, underground drilling has been halted to allow shaft sinking to the 610 metre level to continue at a faster pace and without interruption.  This release summarizes assays from these successful underground infill drilling campaigns.  Surface drilling, primarily targeting expansions to the existing gold deposit, is ongoing and results to date are also included in this release.

The latest drill results are tabulated in Table 1 along with a plan and section depicting these results in Figures 1 and 2.  Final results for all infill drilling are presented in Table 2 and Sub 1,200 metre target area results are summarized in Table 3.

Drilling Highlights

West Limb Basalt 2 (WLB2)
Final results from winter drilling on the WLB2 Zone are presented in Tables 1 and 2.  Continued infill and down dip expansion drilling of the WLB2 Zone (Table 1) has increased the confidence in the interpretation and continuity of developed mineralization in this zone.  The latest WLB2 highlights include: 198.6 g/t gold over 1.0 metre (5.79 oz/ton gold over 3.3 feet) in hole 305-03-172, 55.8 g/t gold over 2.0 metres (1.63 oz/t gold over 6.6 feet) in hole 305-03-173 and 18.9 g/t gold over 5.0 metres (0.55 oz/t gold over 16.4 feet) in hole 305-03-176.

Based on all results to date (Table 2), the WLB2 Zone is currently developed between the crown pillar and 750 metres below surface and over an interpreted strike length of 580 metres.

122-10 Zone

New results continue to expand and infill mineralization in the 122-10 Zone (Table 1): 15.8 g/t gold over 2.9 metres (0.46 oz/ton gold over 9.5 feet) in hole 305-03-172, part of a broader intercept grading 5.3 g/t gold over 11.9 metres (0.15 oz/ton gold over 39.0 feet) intersected between vertical depths of 952 to 963 metres below surface.  The 122-10 Zone is interpreted as the down plunge extension to the south of the Core Zone and is a prime target for continued exploration and future infill drilling.  Complete results from the 122-10 drilling are provided in Table 2.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Sub 1,200 metre Area

Drilling in this area is designed to infill and potentially extend previously intersected gold mineralization.  A conservative approach was used by AMC Mining Consultants (Canada) Inc. in the Preliminary Economic Assessment of August 8, 2011 (“PEA”)1 where they elected in the proposed mine plan, to apply the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource).  Rubicon is carrying out selective drilling in this area to test whether the existing area may support an elevated resource grade with more drilling.  New results from this area include: 18.8g/t gold over 2.7 metres (0.55 oz/ton gold over 8.9 feet) in drill hole F2-2012-06A-W1.  Results to date and all historical results in the sub 1200 metre area are provided in Table 3.  Taken as a whole, these results continue to demonstrate good geological continuity and gold grades.  Rubicon plans to complete additional holes in this target area.

“We are pleased with the latest results which, when combined with previously released infill drilling results, justify our decision to temporarily halt underground drilling to facilitate shaft sinking to the 610 metre level at a faster pace without interruption.  Also, as part of our ongoing optimization of the PEA1, we are evaluating the cost/benefit of extending the shaft beyond its currently envisaged 610 metres to better facilitate drill access to the sub 1,200 metre target area.” stated Mike Lalonde, President and COO.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing high margin gold deposits in politically safe jurisdictions such as its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production.  In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
CEO

1           The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Newly Released Assay Highlight Results

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
305-03-172	716	15.0	1.0	0.44	3.3	2	WLB2
	733	198.6	1.0	5.79	3.3	2	WLB2
	792	70.4	0.5	2.05	1.6	2	122-10
	958	5.3	11.9	0.15	39.0	2	122-10
incl.	955	15.8	2.9	0.46	9.5	2	122-10
305-03-173	456	55.8	2.0	1.63	6.6	1	WLB2
incl.	456	109.0	1.0	3.18	3.3	1	WLB2
305-03-174	371	19.5	2.0	0.57	6.6	1	WLB2
incl.	370	35.8	1.0	1.04	3.3	1	WLB2
305-03-175	300	10.2	6.0	0.30	19.7	1	WLB2
incl.	299	22.4	1.0	0.65	3.3	1	WLB2
and incl.	300	17.0	2.0	0.50	6.6	1	WLB2
incl.	300	32.8	1.0	0.96	3.3	1	WLB2
	304	13.5	2.0	0.39	6.6	1	WLB2
incl.	304	22.7	1.0	0.66	3.3	1	WLB2
	313	7.6	7.4	0.22	24.3	1	WLB2
incl.	313	31.3	1.0	0.91	3.3	1	WLB2
305-03-176	250	18.9	5.0	0.55	16.4	1	WLB2
incl.	249	79.9	1.0	2.33	3.3	1	WLB2
	221	7.2	3.3	0.21	10.8	1	WLB2
incl.	221	29.8	0.5	0.87	1.6	1	WLB2
305-02-177	676	105.7	0.5	3.08	1.6	2
305-02-179	439	24.2	0.5	0.71	1.6	2
F2-2012-06A-W1	1103	18.8	2.7	0.55	8.9	5
incl.	1104	66.7	0.7	1.95	2.3	5
F2-2012-07	559	25.3	3.0	0.74	9.8	5
incl.	560	55.8	1.0	1.63	3.3	5
	625	10.0	1.5	0.29	4.9	5
	655	20.6	4.7	0.60	15.4	5
incl.	655	180.7	0.5	5.27	1.6	5
F2-2012-08	118	5.5	6.0	0.16	19.7	S of 3	Hanging Wall
incl.	120	19.8	1.0	0.58	3.3	S of 3	Hanging Wall
F2-2012-09A	758	3.0	4.5	0.09	14.8	S of 5
	1188	3.6	3.0	0.11	9.8	S of 8
F2-2012-09B-W1	1503	6.5	2.0	0.19	6.6	S of 8	Sub 1,200 m

Drill holes with the prefix ‘305’, were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.    Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

Table 2:  Complete Table of Assay Highlight Results from Infill Drilling
September 13, 2011 to July 09, 2012

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
305-03-172	792	70.4	0.5	2.05	1.6	2	122-10
	958	5.3	11.9	0.15	39.0	2	122-10
incl.	955	15.8	2.9	0.46	9.5	2	122-10
305-03-164	657	4.2	4.0	0.12	13.1	5	122-10
incl.	656	12.0	1.0	0.35	3.3	5	122-10
	853	10.2	2.0	0.30	6.6	5	122-10
incl.	852	17.6	1.1	0.51	3.6	5	122-10
	900	19.3	1.0	0.56	3.3	5	122-10
	983	33.6	3.0	0.98	9.8	5	122-10
incl.	982	118.9	0.8	3.47	2.6	5	122-10
	1013	22.3	4.0	0.65	13.1	5	122-10
incl.	1013	34.9	2.5	1.02	8.2	5	122-10
and incl.	1013	71.6	1.0	2.09	3.3	5	122-10
	1026	6.5	12.0	0.19	39.4	5	122-10
incl.	1024	12.3	4.0	0.36	13.1	5	122-10
	1108	4.8	27.0	0.14	88.6	5	122-10
incl.	1100	7.5	8.0	0.22	26.2	5	122-10
and incl.	1098	14.3	2.3	0.42	7.5	5	122-10
and incl.	1107	10.2	2.8	0.30	9.2	5	122-10
305-03-162	624	6.9	3.0	0.20	9.8	5	122-10
incl.	623	18.6	1.0	0.54	3.3	5	122-10
	736	13.5	13.8	0.39	45.3	5	122-10
incl.	733	21.2	2.2	0.62	7.2	5	122-10
and incl.	734	73.3	0.5	2.14	1.6	5	122-10
incl.	739	25.5	4.5	0.74	14.8	5	122-10
and incl.	738	174.5	0.5	5.09	1.6	5	122-10
	765	3.1	4.0	0.09	13.1	5	122-10
	777	5.1	2.1	0.15	6.9	5	122-10
305-03-163	619	13.5	1.0	0.39	3.3	5	122-10
	784	3.6	4.0	0.11	13.1	5	122-10
F2-2012-05A	1049	3.1	5.0	0.09	16.4	5	122-10
	1075	8.0	6.0	0.23	19.7	5	122-10
incl.	1077	39.0	1.0	1.14	3.3	5	122-10
	1094	3.7	3.0	0.11	9.8	5	122-10
	1166	5.1	3.0	0.15	9.8	5	122-10
incl.	1167	12.6	1.0	0.37	3.3	5	122-10
305-153	438	10.7	3.7	0.31	12.1	3	122-40
incl.	437	34.8	1.0	1.02	3.3	3	122-40
CZD-2012-04	73	3.8	4.0	0.11	13.1	1	Crown Zone
	120	4.7	16.4	0.14	53.8	1	Crown Zone
incl.	116	7.6	7.7	0.22	25.3	1	Crown Zone
CZD-2012-01	79	5.2	4.0	0.15	13.1	1	Crown Zone
	117	7.5	2.0	0.22	6.6	1	Crown Zone
	196	3.4	5.0	0.10	16.4	1	Crown Zone
CZD-2012-02	162	4.2	10.9	0.12	35.8	1	Crown Zone
incl.	164	7.0	4.0	0.20	13.1	1	Crown Zone
	181	3.6	15.0	0.11	49.2	1	Crown Zone
incl.	176	5.2	3.0	0.15	9.8	1	Crown Zone
and incl.	186	5.3	3.0	0.15	9.8	1	Crown Zone
CZD-2012-03	188	6.6	1.9	0.19	6.2	1	Crown Zone
	227	5.1	2.0	0.15	6.6	1	Crown Zone
CZD-2012-06	141	10.6	5.5	0.31	18.0	1	Crown Zone
incl.	141	41.2	1.0	1.20	3.3	1	Crown Zone
CZD-2012-07	118	9.0	3.4	0.26	11.2	4	Crown Zone
CZD-2012-09	94	6.4	3.0	0.19	9.8	1	Crown Zone
CZD-2012-14	80	10.2	2.7	0.30	8.9	1	Crown Zone
CZD-2012-16	136	5.9	6.0	0.17	19.7	4	Crown Zone
	230	73.9	1.1	2.16	3.6	4	Crown Zone
	299	8.4	2.0	0.25	6.6	4	Crown Zone
	349	5.6	2.0	0.16	6.6	4	Crown Zone
CZD-2012-19	112	113.8	2.9	3.32	9.5	4	Crown Zone
incl.	111	323.5	1.0	9.44	3.3	4	Crown Zone
CZD-2012-21	191	114.0	1.0	3.33	3.3	4	Crown Zone
CZD-2012-31	231	10.6	3.0	0.31	9.8	4	Crown Zone
incl.	230	27.2	1.0	0.79	3.3	4	Crown Zone
305-03-172	716	15.0	1.0	0.44	3.3	2	WLB2
	733	198.6	1.0	5.79	3.3	2	WLB2
305-03-173	456	55.8	2.0	1.63	6.6	1	WLB2
incl.	456	109.0	1.0	3.18	3.3	1	WLB2
305-03-174	371	19.5	2.0	0.57	6.6	1	WLB2
incl.	370	35.8	1.0	1.04	3.3	1	WLB2
305-03-175	300	10.2	6.0	0.30	19.7	1	WLB2
incl.	299	22.4	1.0	0.65	3.3	1	WLB2
and incl.	300	17.0	2.0	0.50	6.6	1	WLB2
incl.	300	32.8	1.0	0.96	3.3	1	WLB2
	304	13.5	2.0	0.39	6.6	1	WLB2
incl.	304	22.7	1.0	0.66	3.3	1	WLB2
	313	7.6	7.4	0.22	24.3	1	WLB2
incl.	313	31.3	1.0	0.91	3.3	1	WLB2
305-03-176	250	18.9	5.0	0.55	16.4	1	WLB2
incl.	249	79.9	1.0	2.33	3.3	1	WLB2
	221	7.2	3.3	0.21	10.8	1	WLB2
incl.	221	29.8	0.5	0.87	1.6	1	WLB2
305-03-166	979	3.1	4.0	0.09	13.1	2	WLB2
244-09-02	223	6.0	3.5	0.17	11.5	1	WLB2
	224	4.4	3.2	0.13	10.5	1	WLB2
244-09-03	222	21.8	1.0	0.63	3.3	1	WLB2
incl.	222	37.5	0.5	1.09	1.6	1	WLB2
	222	5.1	2.0	0.15	6.6	1	WLB2
	222	3.2	5.3	0.09	17.4	1	WLB2
244-09-04	226	3.2	4.8	0.09	15.7	1	WLB2
	226	8.7	7.0	0.25	23.0	1	WLB2
incl	226	28.2	1.4	0.82	4.6	1	WLB2
244-09-07	235	3.2	3.6	0.09	11.8	1	WLB2
305-03-167	564	152.4	1.5	4.45	4.9	2	WLB2
incl.	564	437.8	0.5	12.77	1.6	2	WLB2
305-03-168	528	5.8	3.0	0.17	9.8	1	WLB2
incl.	527	14.7	1.0	0.43	3.3	1	WLB2
305-03-170	1112	8.0	5.5	0.23	18.0	2	WLB2
incl.	1110	44.7	0.5	1.30	1.6	2	WLB2
	1176	8.2	12.8	0.24	42.0	7	WLB2
incl.	1172	19.9	3.8	0.58	12.5	7	WLB2
and incl.	1172	30.6	2.0	0.89	6.6	7	WLB2
CZD-2012-33	134	156.9	1.7	4.58	5.6	1	WLB2
incl.	134	221.6	1.2	6.46	3.9	1	WLB2
	207	3.1	12.2	0.09	40.0	1	WLB2
incl.	208	5.3	4.0	0.15	13.1	1	WLB2
CZD-2012-34	256	4.9	6.3	0.14	20.7	4	WLB2
CZD-2012-37	152	3.1	4.0	0.09	13.1	4	WLB2
CZD-2012-38	178	3.7	4.9	0.11	16.1	4	WLB2
CZD-2012-39	153	4.1	3.0	0.12	9.8	4	WLB2
305-02-161-1A	1226	3.1	5.6	0.09	18.4	7	WLB2
CZD-2012-10	96	11.0	1.0	0.32	3.3	4	WLB2
CZD-2012-12	215	13.5	1.0	0.39	3.3	1	WLB2
incl.	215	25.5	0.5	0.74	1.6	1	WLB2
CZD-2012-15	221	6.2	2.0	0.18	6.6	4	WLB2
	234	12.5	2.0	0.36	6.6	4	WLB2
incl.	234	22.8	1.0	0.66	3.3	4	WLB2
	239	28.8	5.0	0.84	16.4	4	WLB2
incl.	238	135.0	0.9	3.94	3.0	4	WLB2
	308	85.8	0.5	2.50	1.6	4	WLB2
	314	6.5	2.1	0.19	6.9	4	WLB2
	321	6.6	4.7	0.19	15.4	4	WLB2
incl.	323	24.9	0.8	0.73	2.6	4	WLB2
CZD-2012-18	226	12.4	4.0	0.36	13.1	4	WLB2
incl.	225	77.0	0.5	2.25	1.6	4	WLB2
CZD-2012-22	276	4.2	4.0	0.12	13.1	4	WLB2
CZD-2012-24	276	4.0	7.8	0.12	25.6	4	WLB2
CZD-2012-29	148	4.3	3.0	0.13	9.8	4	WLB2
CZD-2012-26	194	13.7	2.6	0.40	8.5	4	WLB2
	227	4.1	17.4	0.12	57.1	4	WLB2
incl.	233	21.4	1.0	0.62	3.3	4	WLB2
	239	4.3	3.0	0.13	9.8	4	WLB2
	248	446.4	2.0	13.02	6.6	4	WLB2
incl.	249	1770.0	0.5	51.63	1.6	4	WLB2
CZD-2012-10	96	11.0	1.0	0.32	3.3	4	WLB2
CZD-2012-12	215	13.5	1.0	0.39	3.3	1	WLB2
incl.	215	25.5	0.5	0.74	1.6	1	WLB2
CZD-2012-15	221	6.2	2.0	0.18	6.6	4	WLB2
	234	12.5	2.0	0.36	6.6	4	WLB2
incl.	234	22.8	1.0	0.66	3.3	4	WLB2
	239	28.8	5.0	0.84	16.4	4	WLB2
incl.	238	135.0	0.9	3.94	3.0	4	WLB2
	308	85.8	0.5	2.50	1.6	4	WLB2
	314	6.5	2.1	0.19	6.9	4	WLB2
	321	6.6	4.7	0.19	15.4	4	WLB2
incl.	323	24.9	0.8	0.73	2.6	4	WLB2
CZD-2012-18	226	12.4	4.0	0.36	13.1	4	WLB2
incl.	225	77.0	0.5	2.25	1.6	4	WLB2
CZD-2012-22	276	4.2	4.0	0.12	13.1	4	WLB2
CZD-2012-24	276	4.0	7.8	0.12	25.6	4	WLB2
305-149	299	6.1	4.0	0.18	13.1	1	WLB2
incl.	299	20.5	0.5	0.60	1.6	1	WLB2
305-150	304	4.5	7.5	0.13	24.6	1	WLB2
incl.	304	12.1	1.0	0.35	3.3	1	WLB2
305-151	309	3.8	9.5	0.11	31.2	1	WLB2
305-152	320	4.2	26.6	0.12	87.2	1	WLB2
incl.	318	13.6	1.0	0.40	3.3	1	WLB2
and incl.	328	16.9	1.0	0.49	3.3	1	WLB2
305-154	374	6.2	2.7	0.18	8.9	1	WLB2
incl.	374	12.4	1.0	0.36	3.3	1	WLB2
305-155	417	8.1	4.0	0.24	13.1	3	WLB2
incl.	418	18.5	1.0	0.54	3.3	3	WLB2
305-155	421	20.5	1.0	0.60	3.3	3	WLB2
	426	156.0	4.0	4.55	13.1	3	WLB2
incl.	426	1,219.6	0.5	35.57	1.6	3	WLB2
305-156	445	5.2	6.0	0.15	19.7	1	WLB2
305-145	194	6.2	2.0	0.18	6.6	4	New
305-148	628	23.3	1.0	0.68	3.3	2	New
F2-2011-01	1187	13.1	1.1	0.38	3.6	8	New
incl.	1187	27.5	0.5	0.80	1.6	8	New
F2-2012-08	118	5.5	6.0	0.16	19.7	S of 3	HW
incl.	120	19.8	1.0	0.58	3.3	S of 3	HW
F2-2012-06	10	34.3	0.5	1.00	1.6	S of 3	HW
F2-2011-04A	645	42.0	1.2	1.23	3.9	S of 8	New - SBA
	772	26.3	1.0	0.77	3.3	S of 8	New - SBA
F2-2011-04B	718	27.6	0.6	0.81	2.0	S of 8	New - SBA
	1511	25.6	0.5	0.75	1.6	S of 8	New - SBA
305-02-177	676	105.7	0.5	3.08	1.6	2
305-02-179	439	24.2	0.5	0.71	1.6	2
F2-2012-06A-W1	1103	18.8	2.7	0.55	8.9	5
incl.	1104	66.7	0.7	1.95	2.3	5
F2-2012-07	559	25.3	3.0	0.74	9.8	5
incl.	560	55.8	1.0	1.63	3.3	5
	625	10.0	1.5	0.29	4.9	5
	655	20.6	4.7	0.60	15.4	5
incl.	655	180.7	0.5	5.27	1.6	5
F2-2012-09A	758	3.0	4.5	0.09	14.8	S of 5
	1188	3.6	3.0	0.11	9.8	S of 8
F2-2012-09B-W1	1503	6.5	2.0	0.19	6.6	S of 8
F2-2011-02	936	8.0	2.0	0.23	6.6	5
	1070	90.9	0.5	2.65	1.6	5
	1184	184.7	0.5	5.39	1.6	8
305-143	588	5.1	2.0	0.15	6.6	2
305-02-161	1143	14.7	2.6	0.43	8.5	2
incl.	1144	61.6	0.5	1.80	1.6	2
305-02-161-1	1141	50.1	0.8	1.46	2.6	2
F2-2012-03-W1A	1146	5.9	2.0	0.17	6.6	5

Drill holes with the prefix ‘305’,’244’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths.
Reported results are highlights from the ongoing drilling program on the F2 Gold System.  Results in italics are from the December7, 2011, March 29, 2012, May 14, 2012 press releases. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

Table 3:  Assay Highlight Results from Sub-1200 metre Target Area
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
F2-2012-09B-W1	1503	6.5	2.0	0.19	6.6	S of 8	Sub 1,200 m
F2-2011-04B	1511	25.6	0.5	0.75	1.6	S of 8	Sub 1,200 m
F2-2012-03-W2	1546	4.2	5.1	0.12	16.7	8	Sub 1,200 m
incl.	1545	10.7	1.1	0.31	3.6	8	Sub 1,200 m
F2-64	1437	3.3	5.0	0.10	16.4	8	Sub 1,200 m
F2-64-W1	1349	80.7	0.7	2.35	2.3	7	Sub 1,200 m
F2-64-W1	1384	6.3	3.9	0.18	12.8	7	Sub 1,200 m
incl.	1384	20.1	0.9	0.59	3.0	7	Sub 1,200 m
F2-64W2	1323	16.8	3.4	0.49	11.0	7	Sub 1,200 m
incl.	1322	29.6	0.7	0.86	2.3	7	Sub 1,200 m
or incl.	1324	54.1	0.5	1.58	1.6	7	Sub 1,200 m
F2-64W2	1328	11.2	1.5	0.33	4.9	7	Sub 1,200 m
incl.	1329	29.1	0.5	0.85	1.6	7	Sub 1,200 m
F2-64-W3	1339	3.7	3.3	0.11	10.8	7	Sub 1,200 m
F2-100A	1276	4.6	8.0	0.13	26.2	8	Sub 1,200 m
incl.	1275	15.1	1.0	0.44	3.3	8	Sub 1,200 m
and incl.	1279	16.6	1.0	0.48	3.3	8	Sub 1,200 m
F2-100A	1320	754.2	0.5	22.00	1.6	8	Sub 1,200 m
F2-100A	1453	13.3	1.4	0.39	4.6	8	Sub 1,200 m
F2-100A-W1	1327	6.4	3.0	0.19	9.8	8	Sub 1,200 m
F2-100A-W2	1280	35.0	1.0	1.02	3.3	8	Sub 1,200 m
F2-108	1246	152.9	0.5	4.46	1.6	S of 8	Sub 1,200 m
F2-108-W1	1286	2287.1	0.6	66.71	2.1	S of 8	Sub 1,200 m
305-02-161-1A	1226	3.1	5.6	0.09	18.4	7	Sub 1,200 m
305-04	1218	3.0	4.0	0.09	13.1	8	Sub 1,200 m
305-06	1398	10.9	9.0	0.32	29.5	8	Sub 1,200 m
incl.	1396	18.6	4.5	0.54	14.8	8	Sub 1,200 m
incl.	1394	104.7	0.5	3.05	1.6	8	Sub 1,200 m
122-73	1280	227.5	0.5	6.64	1.6	8	Sub 1,200 m

Drill holes with the prefix ‘305’ and ‘244’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not capped unless otherwise stated within the text.  Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.    Results in italics are compiled to date from previous press releases. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

Figure 2: Results on Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
F2-2012-08 5.5 / 6.0 incl. 19.8 / 1.0
305-03-176 7.2 / 3.3 incl. 29.8 / 0.5
305-03-176 18.9 / 5.0 incl. 79.9 / 1.0
305-03-175 13.5 / 2.0 incl. 22.7 / 1.0
305-03-175 10.2 / 6.0 incl. 22.4 / 1.0
305-03-175 17.0 / 2.0 incl. 32.8 / 1.0
305-03-174 19.5 / 2.0 incl. 35.8 / 1.0
305-03-175 7.6 / 7.4 incl. 31.3 / 1.0
F2-2012-07 25.3 / 3.0 incl. 55.8 / 1.0
305-02-179 24.2 / 0.5
F2-2012-07 10.0 / 1.5
305-03-173 55.8 / 2.0 incl. 109.0 / 1.0
F2-2012-07 20.6 / 4.7 incl. 180.7 / 0.5
305-02-177 105.7 / 0.5
305-03-172 15.0 / 1.0
305-03-172 198.6 / 1.0
F2-2012-09A 3.0 / 4.5
305-03-172 70.4 / 0.5
305-03-172 5.3 / 11.9 incl. 15.8 / 2.9
F2-2012-06A-W1 18.8 / 2.7 incl. 66.7 / 0.7
F2-2012-09A 3.6 / 3.0
F2-2012-09B-W1 6.5 / 2.0
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Assaying and Qualified Person

Assays were conducted on sawn NQ and HQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Gold Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Matthew Wunder, B.Sc., P.Geo., and Vice President Exploration for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Gold Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding projections of future drilling, the optimization of the PEA, and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered, acceleration of site infrastructure and expansion of engineering studies. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.